Exhibit 3

COLLIERS INTERNATIONAL GROUP INC.

Management’s discussion and analysis for the year ended December 31, 2016

(in US dollars)

February 23, 2017

The following management’s discussion and analysis (“MD&A”) should be read together with the audited consolidated financial statements and the accompanying notes (the “Consolidated Financial Statements”) of Colliers International Group Inc. (“we,” “us,” “our,” the “Company” or “Colliers”) for the year ended December 31, 2016. The Consolidated Financial Statements have been prepared in accordance with generally accepted accounting principles in the United States (“GAAP”). All financial information herein is presented in United States dollars.

The Company has prepared this MD&A with reference to National Instrument 51-102 – Continuous Disclosure Obligations of the Canadian Securities Administrators (the “CSA”). Under the U.S./Canada Multijurisdictional Disclosure System, the Company is permitted to prepare this MD&A in accordance with the disclosure requirements of Canada, which requirements are different from those of the United States. This MD&A provides information for the year ended December 31, 2016 and up to and including February 23, 2017.

Additional information about the Company, including the Company’s current Annual Information Form, which is included in the Company’s Annual Report on Form 40-F, can be found on SEDAR at www.sedar.com and on EDGAR at www.sec.gov.

This MD&A includes references to “adjusted EBITDA” and “adjusted EPS”, which are financial measures that are not calculated in accordance with GAAP. For a reconciliation of these non-GAAP measures to the most directly comparable GAAP financial measures, see “Reconciliation of non-GAAP financial measures.”

Consolidated review

Our consolidated revenues for the year ended December 31, 2016 were $1.90 billion, an increase of 13% over the prior year measured in local currencies (10% measured in the reporting currency), attributable to a combination of recent acquisitions and internal growth in each of our three operating segments.

Our diluted net earnings per share from continuing operations were $1.75 for 2016 versus $0.59 in the prior year, with the comparison significantly impacted by Spin-off related charges in 2015 (see “Background on Colliers’ business” below). Our adjusted EPS (see “Reconciliation of non-GAAP financial measures” below) was $2.44 for the year, up 7% from $2.29 in the prior year. Our 2016 earnings were driven by (i) solid organic revenue growth, particularly in the Asia Pacific region, (ii) the incremental earnings from recently acquired businesses, particularly in the Americas region, offset by (iii) the appreciation of the US dollar relative to the major currencies in which we operate, in particular the UK pound.

We acquired controlling interests in ten businesses during 2016. The aggregate initial cash purchase price for these acquisitions was $92.1 million ($82.1 million net of cash acquired) and was comprised of six commercial real estate services firms operating in the Americas region, in Florida, Michigan and New York as well as four firms in the EMEA region, with operations in the United Kingdom, the Netherlands and France. We also acquired net non-controlling interests valued at $13.3 million. These investments were funded with cash on hand and borrowings under our revolving credit facility.

In January 2017, we acquired controlling interests in three businesses, one operating in the Americas (Colliers Parrish International Inc.) and two operating in EMEA (Colliers International Denmark and Vision Hospitality Management Co.). The total initial cash consideration for these acquisitions was $64.4 million.

On January 18, 2017, we amended and restated the credit agreement for our multi-currency revolving credit facility (the “Facility”). The Facility’s maturity date was extended to January 18, 2022 (from June 1, 2020) and total borrowing capacity was increased to $700 million (from $525 million). In addition, the new Facility is unsecured (previously secured) and certain financial covenants were removed. Other key terms and conditions were unchanged.

We report our financial performance in three separate and distinct operating segments: Americas; Europe Middle East and Africa (“EMEA”); and Asia and Australasia (“Asia Pacific”). We split our service offerings into three lines of business: Outsourcing & Advisory, Lease Brokerage and Sales Brokerage.

For the year ended December 31, 2016, revenue growth was led by our Outsourcing & Advisory service line, with a significant number of new project management assignments as well as contribution from recent acquisitions.

	Twelve months ended
(in thousands of US$)	December 31			Growth in LC %	Growth in LC %
(LC = local currency)	2016	2015	2014	2016 vs. 2015	2015 vs. 2014

Outsourcing & Advisory	$717,857	$634,596	$535,116	16%	32%
Lease Brokerage	604,339	564,280	520,055	9%	17%
Sales Brokerage	574,528	523,110	527,100	12%	10%

Total revenues	$1,896,724	$1,721,986	$1,582,271	13%	20%

Background on Colliers’ business

On June 1, 2015, the predecessor to our Company, FirstService Corporation (“Old FSV”), completed a plan of arrangement (the “Spin-off”) which separated Old FSV into two independent publicly traded companies – Colliers International Group Inc., a global leader in commercial real estate services and new FirstService Corporation (“FirstService”), the North American leader in residential property management and related services. Under the Spin-off, Old FSV shareholders received one Colliers share and one FirstService share of the same class as each Old FSV share previously held.

In conjunction with the Spin-off, the Residential Real Estate Services and Property Services segments of Old FSV were transferred to FirstService. Colliers, as the successor to Old FSV, retained Commercial Real Estate Services segment of Old FSV. This MD&A presents the financial and operating results of Colliers on a continuing operations basis for all periods presented. The FirstService operations are classified as discontinued operations.

Results of operations – 2016 relative to 2015

Our revenues were $1.90 billion for the year ended December 31, 2016, up 10% relative to 2015 (13% measured in local currencies). The positive impact of acquisitions was 9% and internally generated revenue growth measured in local currencies was 4%.

The Americas operations generated significant increases in profitability in 2016 through a combination of operating leverage from revenue growth and the favourable impact of recent business acquisitions. Operating earnings increased 82% to $146.2 million in 2016, with the 2015 result negatively impacted by Spin-off related costs of $49.5 million. Adjusted EBITDA (which is calculated without reference to Spin-off related costs) (see “Reconciliation of non-GAAP financial measures” below) rose 12% to $203.1 million.

Depreciation expense was $23.6 million relative to $21.6 million in the prior year. The increase was primarily attributable to increased investments in office leaseholds in major markets during the past two years, as well as the impact of recent acquisitions.

Amortization expense was $21.3 million in 2016, relative to $17.0 million in 2015, with the increase attributable to accelerated amortization of brokerage backlog related to businesses acquired in 2016.

Net interest expense increased to $9.2 million in 2016 from $9.0 million in the prior year, as a result of increased average borrowings attributable to acquisitions completed in 2016. Our weighted average interest rate was 2.8% in 2016 relative to 3.1% in the prior year. Effective from the Spin-off date, substantially all of our debt was on the Facility bearing interest at floating reference rates plus a margin, relative to the higher interest rate fixed and floating rate debt structure of Old FSV in place prior to June 1, 2015.

Other income for 2016 was $2.4 million, and was primarily comprised of income from investments accounted for under the equity method in Americas segment, similar to 2015.

Our consolidated income tax rate for 2016 was 34% versus 45% in 2015. Our 2015 tax rate was impacted by non-tax deductible Spin-off related stock-based compensation costs of $35.4 million; excluding this charge, the tax rate was 30%. The increase in tax rate for 2016, after considering this charge, was primarily attributable to a higher proportion of taxable earnings from higher tax rate jurisdictions.

Net earnings from continuing operations were $91.6 million in 2016, compared to $39.9 million in the prior year. The 2015 result was impacted by Spin-off related stock-based compensation costs of $35.4 million as well as Spin-off transaction costs of $14.1 million. Excluding these two items, net earnings increased due to growth in revenues attributable to internal sources as well as business acquisitions completed during 2016.

Discontinued operations was comprised of FirstService, which was distributed in the Spin-off on June 1, 2015. Net earnings from discontinued operations for 2015 were $9.4 million. The Spin-off distribution was accounted for at the carrying amount, without gain or loss. Revenues from discontinued operations, which have been removed from the statements of earnings and segment results for all periods presented, were $479.6 million for 2015.

The Americas region’s revenues totalled $1.02 billion for the full year compared to $889.7 million in the prior year, which equated to a 16% increase on a local currency basis (15% in the reporting currency). Revenue growth was comprised of 13% from acquired businesses and 3% internal growth. Internal growth for the year was driven by strong Outsourcing & Advisory activity. Adjusted EBITDA was $106.7 million, up 20% from the prior year as a result of operating leverage and the favourable impact of acquisitions. Operating earnings were $85.3 million, up 23% versus $69.2 million in 2015.

EMEA region revenues totalled $474.9 million for the year compared to $446.1 million in the prior year, which equated to an 11% increase on a local currency basis (6% in the reporting currency). Revenue growth was comprised of 8% from acquisitions and 3% internal growth. Internal growth was driven by solid growth in Outsourcing & Advisory services and Lease Brokerage. Adjusted EBITDA was $55.9 million, versus $56.6 million in the prior year, and was impacted by a decline in higher-margin Sales Brokerage revenues in the UK in the second half of the year in the wake of the June 2016 “Brexit” referendum. Operating earnings were $34.3 million, relative to $38.8 million in 2015 with the decline attributable to incremental depreciation and amortization expense related to recent business acquisitions.

Asia Pacific region revenues totalled $399.4 million for the year compared to $385.1 million in the prior year, which equated to a 5% increase on a local currency basis (4% in the reporting currency), entirely from internal growth, with solid contributions from all three service lines. Adjusted EBITDA was $51.4 million, up from $47.8 million in the prior year, an increase of 8%. Operating earnings were $45.6 million, up 11% from $41.1 million in the prior year.

Global corporate costs as presented in adjusted EBITDA were $11.0 million in the year, down from $11.8 million in the prior year, and were impacted by lower executive compensation accruals relative to the prior year. The operating loss for the year was $19.0 million versus $68.7 million in 2015, with the 2015 result impacted by $49.5 million of Spin-off related costs.

Results of operations – 2015 relative to 2014

Our revenues were $1.72 billion for the year ended December 31, 2015, up 18% relative to 2014 measured in local currencies. The increase was comprised of internal revenue growth 11% and the positive impact of acquisitions of 7%.

The Americas and EMEA operations generated significant increases in profitability in 2015 through a combination of operating leverage from revenue growth and the favourable impact of recent business acquisitions. Operating earnings increased 3% to $80.4 million in 2015, and was negatively impacted by Spin-off related costs of $49.5 million incurred during 2015. Adjusted EBITDA (which is calculated without reference to Spin-off related costs) (see “Reconciliation of non-GAAP financial measures” below) rose 24% to $181.3 million.

Depreciation expense was $21.6 million relative to $20.5 million in the prior year. The increase was primarily attributable to increased investments in office leaseholds in major markets, as well as the impact of acquisitions.

Amortization expense was $17.0 million in 2015, relative to $15.5 million in 2014, with the increase attributable to accelerated amortization of brokerage backlog related to businesses acquired in 2015.

Net interest expense increased to $9.0 million in 2015 from $7.3 million in the prior year, as a result of increased borrowings attributable to acquisitions completed in late 2014 as well as during 2015. Our weighted average interest rate was 3.1% in 2015 relative to 3.3% in the prior year. Effective from the Spin-off date, substantially all of our debt was on the Facility bearing interest at floating reference rates plus a margin, which margin averaged 165 basis points from the Spin-off date to December 31, 2015.

Other income for 2015 was $1.1 million, and was primarily comprised of income from investments accounted for under the equity method in Americas segment, similar to 2014.

Our consolidated income tax rate for 2015 was 45% versus 25% in 2014. Our 2015 tax rate was impacted by non-tax deductible Spin-off related stock-based compensation costs of $35.4 million; excluding this charge, the tax rate was 30%. The 2014 tax rate was favorably impacted by foreign rate differential and discrete items that did not recur in 2015.

Net earnings from continuing operations were $39.9 million in 2015, compared to $53.9 million in the prior year. The 2015 result was impacted by Spin-off related stock-based compensation costs of $35.4 million as well as Spin-off transaction costs of $14.1 million. Excluding these two items, net earnings increased due to growth in revenues attributable to internal sources as well as business acquisitions completed during the past two years.

Discontinued operations included four businesses: (i) FirstService, which was distributed in the Spin-off on June 1, 2015; (ii) an REO rental operation (previously reported in Old FSV’s Residential Real Estate Services segment) sold in April 2014; (iii) a U.S.-based commercial real estate consulting operation (previously reported in Old FSV’s Commercial Real Estate Services segment) sold in July 2014; and (iv) Field Asset Services (previously reported in Old FSV’s Property Services segment) sold in September 2013. Net earnings from discontinued operations for 2015 were $9.4 million. The Spin-off distribution on June 1, 2015 was accounted for at the carrying amount, without gain or loss. Revenues from discontinued operations, which have been removed from the statements of earnings and segment results for all periods presented, were $479.6 million for 2015.

The Americas region reported revenues of $889.7 million during 2015, an increase of 13% measured in local currencies (8% measured in the reporting currency). Internal growth measured in local currencies was 8% and recent acquisitions contributed 5% revenue growth. Adjusted EBITDA for 2015 was $88.7 million, up from $73.8 million in the prior year. The margin was 10.0%, relative to 9.0% in the prior year, and was favorably impacted by operating leverage and acquisitions. Operating earnings were $69.2 million, up 15% from $60.5 million in the prior year.

The EMEA region reported revenues of $446.1 million during 2015, an increase of 41% measured in local currencies (27% measured in the reporting currency). Internal growth measured in local currencies was 21% and was driven by strong Lease Brokerage activity in the UK as well as new project management assignments in Outsourcing & Advisory services. Recent acquisitions contributed 20% revenue growth. Adjusted EBITDA for 2015 was $56.6 million, up from $42.2 million in the prior year. The margin was 12.7%, relative to 12.0% in the prior year. The current year’s results were favorably impacted by operating leverage. Operating earnings were $38.8 million, up 76% from $22.0 million in the prior year.

The Asia Pacific region reported revenues of $385.1 million during 2015, an increase of 7% measured in local currencies (decrease of 5% measured in the reporting currency). Internal growth measured in local currencies was 7% and was driven by Lease and Sales Brokerage activity in Australia and New Zealand. Adjusted EBITDA for 2015 was $47.8 million, versus $53.3 million in the prior year. The margin was 12.4%, relative to 13.1% in the prior year due to revenue mix and recruiting costs for executive hires in several Asian markets. Operating earnings were $41.1 million, down 13% from $47.4 million in the prior year.

Global corporate costs as presented in adjusted EBITDA for 2015 were $11.8 million, relative to $22.5 million in the prior year, and were impacted by lower performance-based incentive compensation, foreign currency translation and lower compensation costs due to reduced headcount. The operating loss for the year was $$68.7 million, versus $51.7 million in the prior year, with the 2015 result impacted by $49.5 million of Spin-off related costs and the 2014 result impacted by elevated acquisition-related costs, stock-based compensation expense and performance-based incentive compensation costs.

Selected annual information - last five years

(in thousands of US$, except share and per share amounts)

	Year ended December 31
	2016	2015	2014	2013	2012

Operations
Revenues	$1,896,724	$1,721,986	$1,582,271	$1,306,538	$1,159,166
Operating earnings	146,173	80,384	78,156	42,384	18,033
Net earnings from
continuing operations	91,571	39,915	53,909	22,881	8,147
Net earnings from
discontinued operations	-	1,104	23,807	3,280	20,052
Net earnings	91,571	41,019	77,716	26,161	28,199

Financial position
Total assets	$1,194,779	$1,092,421	$1,639,427	$1,443,511	$1,317,910
Long-term debt	262,498	260,947	493,348	372,794	377,205
Convertible debentures	-	-	-	-	77,000
Redeemable non-controlling interests	134,803	139,592	230,992	222,073	147,751
Shareholders' equity	212,513	149,493	233,215	249,049	244,153

Common share data
Net earnings (loss) per common share:
Basic
Continuing operations	$1.76	$0.60	$0.54	$(0.74)	$(0.79)
Discontinued operations	-	0.03	0.66	0.10	0.67
	1.76	0.63	1.20	(0.64)	(0.12)
Diluted
Continuing operations	1.75	0.59	0.54	(0.74)	(0.79)
Discontinued operations	-	0.03	0.65	0.10	0.67
	1.75	0.62	1.19	(0.64)	(0.12)
Weighted average common shares
outstanding (thousands)
Basic	38,596	37,196	35,917	32,928	30,026
Diluted	38,868	37,586	36,309	33,262	30,376
Cash dividends per common share	$0.09	$0.20	$0.40	$0.20	$-

Preferred share data
Number outstanding (thousands)	-	-	-	-	5,231
Cash dividends per preferred share	$-	$-	$-	$0.4375	$1.75

Other data
Adjusted EBITDA	$203,062	$181,334	$146,772	$104,988	$80,158
Adjusted EPS	2.44	2.29	1.83	1.10	0.61

Results of operations – fourth quarter ended December 31, 2016

Consolidated operating results for the fourth quarter ended December 31, 2016 were up significantly relative to the comparable prior year quarter. Revenues were $576.0 million, up 4% (5% in local currency) with all three regions contributing to growth. Operating earnings for the fourth quarter ended December 31, 2016 were $76.1 million, up 17% and adjusted EBITDA was $90.4 million, up 14%, as a primarily as a result of (i) revenue mix favouring higher margin Sales and Lease Brokerage activity in continental European markets within the EMEA region and (ii) operating leverage from higher revenues in the Asia Pacific region.

Consolidation of global leadership in Toronto

During the second quarter of 2016, and coinciding with Colliers’ first anniversary as an independent public company, the Company implemented a plan to consolidate global leadership in Toronto, with Seattle and Vancouver continuing as shared services centres, to improve operating effectiveness for the future. The plan resulted in the downsizing of the Seattle office and a modest headcount reduction. Restructuring costs incurred during the year ended December 31, 2016 totalled $5.1 million. These restructuring costs are reflected as reconciling items in the computation of adjusted EBITDA and adjusted EPS.

Summary of quarterly results - years ended December 31, 2016 and 2015

(in thousands of US$, except per share amounts)

	Q1	Q2	Q3	Q4	Year

Year ended December 31, 2016
Revenues	$376,108	$482,536	$462,052	$576,028	$1,896,724
Operating earnings	8,867	37,624	23,627	76,055	146,173
Net earnings from continuing operations	4,032	23,756	13,463	50,320	91,571
Net earnings (loss)	4,032	23,756	13,463	50,320	91,571
Diluted net earnings (loss) per common share:
Continuing operations	(0.19)	0.55	0.24	1.14	1.75
	(0.19)	0.55	0.24	1.14	1.75

Year ended December 31, 2015
Revenues	$335,762	$409,832	$420,278	$556,114	$1,721,986
Operating earnings (loss)	2,345	(16,748)	29,810	64,977	80,384
Net earnings (loss) from continuing operations	40	(21,359)	18,414	42,820	39,915
Net earnings (loss) from discontinued operations	(1,937)	3,041	-	-	1,104
Net earnings (loss)	(1,897)	(18,318)	18,414	42,820	41,019
Diluted net earnings (loss) per common share:
Continuing operations	0.22	(0.79)	0.20	0.92	0.59
Discontinued operations	(0.05)	0.08	-	-	0.03
	0.17	(0.71)	0.20	0.92	0.62

Other data
Adjusted EBITDA - 2016	$22,184	$52,795	$37,643	$90,440	$203,062
Adjusted EBITDA - 2015	14,583	$44,565	$43,043	$79,143	$181,334
Adjusted EPS - 2016	0.19	0.63	0.40	1.22	2.44
Adjusted EPS - 2015	0.10	0.58	0.52	1.06	2.29

Operating outlook

The purpose of this operating outlook is to outline management’s growth strategy as well as expectations for 2017, based on information available as of the date of this MD&A. Readers are cautioned that the information contained in this operating outlook may not be appropriate for other purposes and should refer to the “Forward-looking statements and risks” section of this MD&A for the material risk factors that could cause actual results to differ materially.

We are committed to a long-term growth strategy that includes average internal revenue growth in the 5-7% range, combined with acquisitions to build each of our service platforms, resulting in targeted average annual growth in revenues, adjusted EBITDA and adjusted EPS of 15%. Economic conditions will negatively or positively impact these percentage growth rates in any given year.

Our expectations for 2017 are for high single digit to low double digit year-over-year local currency revenue gains across most regions derived from (i) improved revenue productivity per employee; (ii) market share gains from recruitment of incremental revenue producing employees; and (iii) contribution to revenue from completed acquisitions, including those completed in January 2017. The appreciation of the US dollar relative to the Canadian dollar, Australian dollar, UK pound and Euro is expected to dampen growth on a reporting currency basis. Approximately 39% of revenues and expenses are generated in currencies other than the US dollar. Earnings are expected to benefit from a modest ongoing increase in operating margins as a result of operating leverage, offset by the negative impact of foreign currency movements.

Seasonality and quarterly fluctuations

The Company generates peak revenues and earnings in the month of December followed by a low in January and February as a result of the timing of closings on sales brokerage transactions. Revenues and earnings during the balance of the year are relatively even. These sales brokerage operations comprised approximately 30% of 2016 consolidated revenues (2015 - 30%). Variations can also be caused by business acquisitions or dispositions which alter the consolidated service mix.

Liquidity and capital resources

The Company generated cash flow from operating activities of $156.3 million for the year ended December 31, 2016, relative to $157.2 million ($126.7 million excluding discontinued operations) in the prior year. Operating cash flow excluding discontinued operations, which grew by 23%, was favourably impacted by the strong operating results for the year ended December 31, 2016 despite significant foreign currency headwinds. We believe that cash from operations and other existing resources, including our revolving credit facility described below, will continue to be adequate to satisfy the ongoing working capital needs of the Company.

Net indebtedness as at December 31, 2016 was $149.4 million, versus $144.8 million at December 31, 2015. Net indebtedness is calculated as the current and non-current portion of long-term debt less cash and cash equivalents. We are in compliance with the covenants contained in our agreement relating to our revolving credit facility as at December 31, 2016 and, based on our outlook for 2017, we expect to remain in compliance with these covenants. We had $253.7 million of available unused credit under our revolving credit facility as of December 31, 2016.

On January 18, 2017, the Company entered into an amended and restated credit agreement with a syndicate of banks to provide a committed unsecured multi-currency revolving credit facility (the “Facility”) of $700.0 million, replacing the prior secured credit facility of $525.0 million. The Facility has a 5-year term ending January 18, 2022. The Facility bears interest at 1.50% to 2.75% over floating reference rates depending on certain leverage ratios, and requires a commitment fee of 0.30% to 0.55% of the unused portion depending on certain leverage ratios, with all pricing unchanged from the prior credit facility. At any time during the term, we have the right to increase the Facility by up to $150.0 million, on the same terms and conditions as the original Facility.

On May 31, 2016, the Company’s Board of Directors declared a semi-annual dividend of $0.05 per common share (being the Subordinate Voting Shares together with the Multiple Voting Shares), which was in increase from the prior semi-annual amount of $0.04 per common share. These dividends are paid in cash after the end of the second and fourth quarters to shareholders of record on the last business day of the quarter. The Company’s policy is to pay dividends on its common shares in the future, subject to the discretion of our Board of Directors. An additional dividend of $0.05 per share was declared on December 8, 2016 to shareholders of record on December 30, 2016 and was paid in January 11, 2017. Total common share dividends paid by the Company during 2016 were $3.5 million.

During 2016, we invested cash in acquisitions as follows: an aggregate of $82.1 million (net of cash acquired) in 10 new business acquisitions, $2.0 million in contingent consideration payments related to previously completed acquisitions, and $13.3 million in acquisitions of redeemable non-controlling interests.

In relation to acquisitions completed during the past three years, we have outstanding contingent consideration, assuming all contingencies are satisfied and payment is due in full, totalling $72.8 million as at December 31, 2016 (December 31, 2015 - $48.7 million). The contingent consideration liability is recognized at fair value upon acquisition and is updated to fair value each quarter, unless it contains an element of compensation, in which case such element is treated as compensation expense over the contingency period. The contingent consideration is based on achieving specified earnings levels, and is paid or payable after the end of the contingency period, which extends to December 2020. We estimate that, approximately 90% of the contingent consideration outstanding as of December 31, 2016 will ultimately be paid.

Capital expenditures for 2016 were $25.0 million (2015 - $22.5 million), which consisted primarily of investments in office leasehold improvements and information technology systems.

During 2016, we distributed $16.5 million (2015 - $19.1 million) to non-controlling shareholders of subsidiaries, in part to facilitate the payment of income taxes on account of those subsidiaries organized as flow-through entities.

The following table summarizes our contractual obligations as at December 31, 2016:

Contractual obligations	Payments due by period
(in thousands of US$)	Total	Less than 1 year	1-3 years	4-5 years	After 5 years

Long-term debt	$260,630	$1,123	$422	$4	$259,081
Interest on long term debt	31,836	6,333	12,602	12,591	310
Capital lease obligations	1,868	838	1,030	-	-
Contingent acquisition consideration	32,266	4,884	26,187	1,195	-
Operating leases	293,961	63,347	96,987	71,668	61,959
Purchase commitments	8,428	5,016	3,412	-	-

Total contractual obligations	$628,989	$81,541	$140,640	$85,458	$321,350

At December 31, 2016, we had commercial commitments totaling $12.1 million comprised of letters of credit outstanding due to expire within one year.

In order to effectively manage our corporate risk and support our global insurance program, we supplement our commercial insurance placements with the use of a wholly-owned captive insurance company to provide deductible buy down policies for our global professional indemnity and US workers’ compensation programs. The level or risk retained by our captive insurance company with respect to professional indemnity claims is up to $0.5 million per claim, inclusive of commercial market self-insured retentions. Professional indemnity insurance claims can be complex and take a number of years to resolve. Within our captive insurance company, we estimate the ultimate cost of these claims by way of specific claim accruals developed through periodic reviews of the circumstances of individual claims, validated annually by a third party actuary. As of December 31, 2016, there were claims which would result in reported loss reserve amounts and claims settlements of $1.0 million. We have a third party “stop loss” insurance policy in place for professional indemnity coverages insured through the captive insurance company. Historically our workforce has experienced fewer workers’ compensation claims than is expected for our industry. Beginning on January 1, 2015, our captive insurance company began to retain the first $0.1 million in US-based workers’ compensation claims. As of December 31, 2016, reported loss reserves for this policy were $0.1 million.

Redeemable non-controlling interests

In most operations where managers or employees are also non-controlling owners, the Company is party to shareholders’ agreements. These agreements allow us to “call” the redeemable non-controlling interests (“RNCI”) at a value determined with the use of a formula price, which is in most cases equal to a multiple of trailing two-year average earnings, less debt. Non-controlling owners may also “put” their interest to the Company at the same price, with certain limitations including (i) the inability to “put” more than 50% of their holdings in any twelve-month period and (ii) the inability to “put” any holdings for at least one year after the date of our initial acquisition of the business or the date the non-controlling shareholder acquired their interest, as the case may be.

The total value of the RNCI (the “redemption amount”), as calculated in accordance with shareholders’ agreements, was $126.0 million as of December 31, 2016. The amount recorded on our balance sheet under the caption “redeemable non-controlling interests” is the greater of (i) the redemption amount (as above) or (ii) the amount initially recorded as RNCI at the date of inception of the minority equity position. As at December 31, 2016, the RNCI recorded on the balance sheet was $134.8 million. The purchase prices of the RNCI may be paid in cash or in Subordinate Voting Shares of Colliers. If all RNCI were redeemed in cash, the pro forma estimated accretion to diluted net earnings per share from continuing operations for 2016 would be $0.51, and the accretion to adjusted EPS would be $0.42.

On June 1, 2015, in conjunction with the Spin-off, certain minority shareholders and option holders of the former Commercial Real Estate Services subsidiary exchanged their shares and options for 1,997,956 Subordinate Voting Shares of Colliers. As a result of the exchange, the Company reclassified $16.9 million of stock-based compensation liability and $14.7 million of RNCI to shareholders’ equity and also recognized $35.4 million in non-cash stock-based compensation expense. Of the 1,997,956 Subordinate Voting Shares issued, 1,187,697 remain subject to contractual retention and escrow periods extending to June 1, 2018.

Critical accounting estimates

Critical accounting estimates are those that we deem to be most important to the portrayal of our financial condition and results of operations, and that require management’s most difficult, subjective or complex judgments due to the need to make estimates about the effects of matters that are inherently uncertain. We have identified seven critical accounting estimates, which are discussed below.

1.	Deferred income tax assets. Deferred income tax assets arise primarily from the recognition of the benefit of certain net operating loss carry-forwards. We must weigh the positive and negative evidence surrounding the future realization of the deferred income tax assets to determine whether a valuation allowance is required, or whether an existing valuation allowance should remain in place. These determinations, which involve projections of future taxable income, require significant management judgment. Changes in judgments, in particular of future taxable earnings, could result in the recognition or de-recognition of a valuation allowance which could impact income tax expense materially.

2.	Revenue recognition. We earn revenues from brokerage transaction commissions, advisory fees, property management fees and project management fees. Some of the contractual terms related to the process of earning revenue from these sources, including potentially contingent events, can be complex and may require us to make judgments about the timing of when we should recognize revenue. Changes in judgments could result in a change in the period in which revenues are reported.

3.	Goodwill. Goodwill impairment testing involves assessing whether events have occurred that would indicate potential impairment and making estimates concerning the fair values of reporting units and then comparing the fair value to the carrying amount of each unit. The determination of what constitutes a reporting unit requires significant management judgment. We have three reporting units determined with reference to geography. Goodwill is attributed to the reporting units at the time of acquisition. Estimates of fair value can be impacted by sudden changes in the business environment, prolonged economic downturns or declines in the market value of the Company’s own shares and therefore require significant management judgment in their determination. When events have occurred that which would suggest a potential decrease in fair value, the determination of fair value is done with reference to a discounted cash flow model which requires management to make certain estimates. The most sensitive estimates are estimated future cash flows and the discount rate applied to future cash flows. Changes in these assumptions could result in a materially different fair value.

4.	Business combinations. The determination of fair values of assets acquired and liabilities assumed in business combinations requires the use of estimates and management judgment, particularly in determining fair values of intangible assets acquired. For example, if different assumptions were used regarding the profitability and expected attrition rates of acquired customer relationships, different amounts of intangible assets and related amortization could be reported.

5.	Contingent acquisition consideration. Contingent consideration is required to be measured at fair value at the acquisition date and at each balance sheet date until the contingency expires or is settled. The fair value at the acquisition date is a component of the purchase price; subsequent changes in fair value are reflected in earnings. Most acquisitions made by us have a contingent consideration feature, which is usually based on the acquired entity’s profitability (measured in terms of adjusted EBITDA) during a one to four year period after the acquisition date. Significant estimates are required to measure the fair value of contingent consideration, including forecasting profits for the contingency period and the selection of an appropriate discount rate.

6.	Uncertain tax positions. In the ordinary course of business, there is inherent uncertainty in quantifying our income tax positions. We assess our income tax positions and record tax benefits for all years subject to examination by tax authorities based upon an evaluation of the facts and circumstances at the reporting date. For those tax positions where it is more likely than not that a tax benefit will be sustained, we have recorded the largest amount of tax benefit with a greater than 50% likelihood of being realized upon ultimate settlement with a tax authority that has full knowledge of all relevant information. For those income tax positions where it is not more likely than not that a tax benefit will be sustained, no tax benefit has been recognized in the financial statements.

7.	Allowance for uncollectible accounts receivable. Accounts receivable allowances are determined using a combination of historical experience, current information, and management judgment. Actual collections may differ from our estimates. A 10% increase in the accounts receivable allowance as of December 31, 2016 would increase bad debt expense by $2.3 million.

Reconciliation of non-GAAP financial measures

In this MD&A, we make reference to “adjusted EBITDA” and “adjusted EPS,” which are financial measures that are not calculated in accordance with GAAP.

Adjusted EBITDA is defined as net earnings from continuing operations, adjusted to exclude: (i) income tax; (ii) other expense (income); (iii) interest expense; (iv) depreciation and amortization; (v) acquisition-related items; (vi) Spin-off related costs; (vii) restructuring costs and (viii) stock-based compensation expense. We use adjusted EBITDA to evaluate our own operating performance and our ability to service debt, as well as an integral part of our planning and reporting systems. Additionally, we use this measure in conjunction with discounted cash flow models to determine the Company’s overall enterprise valuation and to evaluate acquisition targets. We present adjusted EBITDA as a supplemental measure because we believe such measure is useful to investors as a reasonable indicator of operating performance because of the low capital intensity of the Company’s service operations. We believe this measure is a financial metric used by many investors to compare companies, especially in the services industry. This measure is not a recognized measure of financial performance under GAAP in the United States, and should not be considered as a substitute for operating earnings, net earnings from continuing operations or cash flow from operating activities, as determined in accordance with GAAP. Our method of calculating adjusted EBITDA may differ from other issuers and accordingly, this measure may not be comparable to measures used by other issuers. A reconciliation of net earnings (loss) from continuing operations to adjusted EBITDA appears below.

	Year ended
(in thousands of US$)	December 31
	2016	2015	2014

Net earnings from continuing operations	$91,571	$39,915	$53,909
Income tax	47,829	32,552	18,205
Other expense (income)	(2,417)	(1,122)	(1,262)
Interest expense, net	9,190	9,039	7,304
Operating earnings	146,173	80,384	78,156
Depreciation and amortization	44,924	38,624	36,033
Acquisition-related items	3,559	6,599	11,103
Spin-off stock-based compensation costs	-	35,400	-
Spin-off transaction costs	-	14,065	-
Corporate costs allocated to Spin-off	-	2,010	8,397
Restructuring costs	5,127	-	-
Stock-based compensation expense	3,279	4,252	13,083
Adjusted EBITDA	$203,062	$181,334	$146,772

Adjusted EPS is defined as diluted net earnings (loss) per share from continuing operations, adjusted for the effect, after income tax, of: (i) the non-controlling interest redemption increment; (ii) amortization expense related to intangible assets recognized in connection with acquisitions; (iii) acquisition-related items; (iv) Spin-off related costs; (v) restructuring costs and (vi) stock-based compensation expense. We believe this measure is useful to investors because it provides a supplemental way to understand the underlying operating performance of the Company and enhances the comparability of operating results from period to period. Adjusted EPS is not a recognized measure of financial performance under GAAP, and should not be considered as a substitute for diluted net earnings per share from continuing operations, as determined in accordance with GAAP. Our method of calculating this non-GAAP measure may differ from other issuers and, accordingly, this measure may not be comparable to measures used by other issuers. A reconciliation of net earnings (loss) from continuing operations to adjusted net earnings and of diluted net earnings (loss) per share from continuing operations to adjusted EPS appears below.

	Year ended
(in US$)	December 31
	2016	2015	2014

Diluted net (loss) earnings per common share
from continuing operations	$1.75	$0.59	$0.54
Non-controlling interest redemption increment	0.09	(0.10)	0.26
Amortization of intangible assets, net of tax	0.35	0.29	0.29
Acquisition-related items	0.08	0.17	0.29
Spin-off stock-based compensation costs	-	0.94	-
Spin-off transaction costs, net of tax	-	0.26	-
Corporate costs allocated to Spin-off, net of tax	-	0.04	0.15
Restructuring costs	0.09	-	-
Stock-based compensation expense, net of tax	0.08	0.10	0.30
Adjusted EPS	$2.44	$2.29	$1.83

We believe that the presentation of adjusted EBITDA and adjusted EPS, which are non-GAAP financial measures, provides important supplemental information to management and investors regarding financial and business trends relating to the Company’s financial condition and results of operations. We use these non-GAAP financial measures when evaluating operating performance because we believe that the inclusion or exclusion of the items described above, for which the amounts are non-cash or non-recurring in nature, provides a supplemental measure of our operating results that facilitates comparability of our operating performance from period to period, against our business model objectives, and against other companies in our industry. We have chosen to provide this information to investors so they can analyze our operating results in the same way that management does and use this information in their assessment of our core business and the valuation of the Company. Adjusted EBITDA and adjusted EPS are not calculated in accordance with GAAP, and should be considered supplemental to, and not as a substitute for, or superior to, financial measures calculated in accordance with GAAP. Non-GAAP financial measures have limitations in that they do not reflect all of the costs or benefits associated with the operations of our business as determined in accordance with GAAP. As a result, investors should not consider these measures in isolation or as a substitute for analysis of our results as reported under GAAP.

Percentage revenue variances presented on a local currency basis are calculated by translating the current period results of our non-US dollar denominated operations to US dollars using the foreign currency exchange rates from the periods against which the current period results are being compared. Percentage revenue variances presented on an internal growth basis are calculated assuming acquired entities were owned for the entire current period as well as the entire prior period. Revenue from acquired entities is estimated based on the operating performance of each acquired entity for the year prior to the acquisition date. We believe that these revenue growth rate methodologies provide a framework for assessing the Company’s performance and operations excluding the effects of foreign currency exchange rate fluctuations and acquisitions. Since these revenue growth rate measures are not calculated under GAAP, they may not be comparable to similar measures used by other issuers.

Impact of recently issued accounting standards

In May 2014, the Financial Accounting Standards Board (“FASB”) issued Accounting Standards Update (“ASU”) No. 2014-09, Revenue from Contracts with Customers. This ASU clarifies the principles for recognizing revenue and develops a common revenue standard for US GAAP and International Financial Reporting Standards (“IFRS”). This ASU is effective for annual and interim periods in fiscal years beginning after December 15, 2017, with early adoption permitted. The Company has assessed each of its revenue streams for the possible impact of this standard and does not anticipate any material impacts on its financial statements. However, the assessment is not yet finalized. The Company will adopt this ASU effective January 1, 2018 using the retrospective transition method.

In November 2015, the FASB issued ASU No. 2015-17, Balance Sheet Classification of Deferred Taxes. This ASU simplifies the presentation of all tax assets and liabilities by no longer requiring an allocation between current and non-current. All deferred tax assets and liabilities, along with any related valuation allowance are to be classified as non-current on the balance sheet. This ASU is effective for annual and interim periods in fiscal years beginning after December 15, 2016, with early adoption permitted. This change will reduce the Company’s net current assets (expressed as current assets minus current liabilities). The Company will adopt this ASU effective January 1, 2017.

In February 2016, the FASB issued ASU No. 2016-02, Leases. This ASU affects all aspects of lease accounting and has a significant impact to lessees as it requires the recognition of a right-of use asset and a lease liability for virtually all leases including operating leases. In addition to balance sheet recognition, additional quantitative and qualitative disclosures will be required. The ASU will be effective for annual and interim periods beginning after December 15, 2018, with early adoption permitted. The Company has catalogued and abstracted key terms of its leases and is in the final stages of selecting a software solution to assist with the additional disclosures required. The Company’s assets and liabilities will be impacted by the recognition of a right-of-use asset and lease liability. Related balance sheet ratios will also be impacted. Covenant ratio calculations under the Company’s revolving credit facility will however not be impacted, as they will continue to be based on the accounting standards in place as of September 30, 2016. The Company will adopt this ASU with an effective date of January 1, 2019, using the modified retrospective transition method.

In March 2016, the FASB issued ASU No. 2016-09, Compensation - Stock Compensation: Improvements to Employee Share-Based Payment Accounting. This ASU simplifies how share-based payments are accounted for and presented. Income tax expense is expected to be impacted as entities are required to record all of the tax effects related to share-based payments at settlement through the income statement. This standard removes the requirement to delay recognition of a windfall tax benefit until it reduces taxes payable and instead records the benefit when it arises. The standard also permits entities to make an accounting policy election for the impact of forfeitures by allowing them to be estimated, as required today, or recognized when they occur. This ASU is effective for annual and interim periods beginning after December 31, 2016, with early adoption permitted. The Company will adopt this ASU effective January 1, 2017, using the prospective transition method, with the forfeiture rate continuing to be estimated, and does not expect the changes to have a material impact on its financial statements.

In August 2016, the FASB issued ASU No. 2016-15, Statement of Cash Flows – Classification of Certain Cash Receipts and Cash Payments. This ASU reduces diversity in how certain transactions are classified in the statement of cash flows. Under this guidance contingent consideration payments made soon after an acquisition’s close date should be classified as cash outflows for investing activities. Payments made thereafter should be classified as cash outflows for financing activities up to the amount of the original contingent consideration liability. Payments in excess of the amount of the original contingent consideration liability should be classified as outflows for operating activities. This standard is effective for annual and interim periods beginning after December 15, 2017, with early adoption permitted. The Company is currently assessing the impact of this standard on its financial statements. The Company will adopt this ASU effective January 1, 2018, using the retrospective transition method.

In January 2017, the FASB issued ASU No. 2017-01, Business Combinations – Clarifying the Definition of a Business which clarifies and simplifies the definition of a business. Under this guidance, when substantially all of the fair value of gross assets acquired is concentrated in a single asset (or group of similar assets), the assets acquired would not represent a business. This will likely result in more acquisitions being accounted for as asset purchases which impacts many areas of accounting such as acquisitions, disposals, goodwill impairment and consolidation. This standard is effective for annual and interim periods beginning after December 15, 2017, with early adoption permitted. The Company is currently assessing the impact of this ASU on its financial statements.

In January 2017, the FASB issued ASU No. 2017-04, Intangibles – Goodwill and Other: Simplifying the Accounting for Goodwill Impairment to remove Step 2 of the goodwill impairment test, which requires a hypothetical purchase price allocation. Under this guidance, a goodwill impairment will now be the amount by which a reporting unit’s carrying value exceeds its fair value, not to exceed the carrying amount of goodwill. The standard is effective for annual and interim periods beginning after December 15, 2019, with early adoption permitted. The Company is currently assessing the impact of this ASU on its financial statements.

Impact of IFRS

On January 1, 2011, many Canadian companies were required to adopt IFRS. In 2004, in accordance the rules of the CSA, Old FSV elected to report exclusively using US GAAP and further elected not to adopt IFRS on January 1, 2011. Under the rules of the CSA, the Company is permitted to continue preparing financial statements in accordance with US GAAP going forward.

Financial instruments

Periodically we use financial instruments as part of our strategy to manage the risk associated with interest rates and currency exchange rates. We do not use financial instruments for trading or speculative purposes. As at the date of this MD&A, the Company had no such financial instruments in force. Financial instruments involve risks, such as the risk that counterparties may fail to honor their obligations under these arrangements. If we have financial instruments outstanding and such events occur, our results of operations and financial position may be adversely affected.

Off-balance sheet arrangements

The Company does not have any off-balance sheet arrangements that have, or are reasonably likely to have, a current or future material effect on the Company’s financial performance or financial condition other than the payments which may be required to be made under the sale of control arrangement contained in the restated management services agreement with Colliers, Jayset Management CIG Inc. and Jay S. Hennick, a description of which is set out in Note 14 to the Consolidated Financial Statements (which is incorporated herein by reference).

Transactions with related parties

The Company has entered into office space rental arrangements and property management contracts with minority shareholders of certain subsidiaries. The business purpose of the transactions is to rent office space for the Company and to generate property management revenues for the Company. The recorded amount of the rent expense for the year ended December 31, 2016 was $0.6 million (2015 - $0.5 million; 2014 - $1.1 million). The recorded amount of the property management revenues for year ended December 31, 2016 was $0.7 million (2015 - $0.4 million; 2014 - $0.2 million). These amounts are settled monthly in cash, and are priced at market rates. The rental arrangements have fixed terms of up to 10 years. The property management contracts have terms of one to three years.

As at December 31, 2016, the Company had $4.9 million of loans receivable from non-controlling shareholders (2015 - $0.7 million) and no loans payable to minority shareholders (2015 - $0.1 million). The business purpose of the loans receivable is to finance the sale of non-controlling interests in subsidiaries to senior managers. The business purpose of the loans payable is to finance purchases of non-controlling interests. The loan amounts are measured based on the formula price of the underlying non-controlling interests, and interest rates are determined based on the Company’s cost of borrowing plus a spread. The loans have terms of one to ten years, but are open for repayment without penalty at any time.

After the completion of the June 1, 2015 Spin-off, FirstService entered into a lease agreement with the Company for head office space. The amount of rent income earned from FirstService during the year ended December 31, 2016 was $0.3 million (2015 - $0.3 million).

Outstanding share data

The authorized capital of the Company consists of an unlimited number of preference shares, issuable in series, an unlimited number of Subordinate Voting Shares and an unlimited number of Multiple Voting Shares. The holders of Subordinate Voting Shares are entitled to one vote in respect of each Subordinate Voting Share held at all meetings of the shareholders of the Company. The holders of Multiple Voting Shares are entitled to twenty votes in respect of each Multiple Voting Share held at all meetings of the shareholders of the Company. Each Multiple Voting Share is convertible into one Subordinate Voting Share at any time at the election of the holders thereof.

As of the date hereof, the Company has outstanding 37,431,967 Subordinate Voting Shares and 1,325,694 Multiple Voting Shares. In addition, as at the date hereof 1,873,650 Subordinate Voting Shares are issuable upon exercise of options granted under the Company’s stock option plan.

On June 1, 2015, the Company issued 1,997,956 Subordinate Voting Shares in exchange for shares and options of the former Commercial Real Estate Services subsidiary of Old FSV (see “Redeemable non-controlling interests” above).

On July 14, 2016, the Company announced a Normal Course Issuer Bid (“NCIB”) effective from July 18, 2016 to July 17, 2017. The Company is entitled to repurchase up to 3,200,000 Subordinate Voting Shares on the open market pursuant to the NCIB. Any shares purchased under the NCIB will be cancelled.

Canadian tax treatment of common share dividends

For the purposes of the enhanced dividend tax credit rules contained in the Income Tax Act (Canada) and any corresponding provincial and territorial tax legislation, all dividends (and deemed dividends) paid by us to Canadian residents on our Subordinate Voting Shares and Multiple Voting Shares are designated as “eligible dividends”. Unless stated otherwise, all dividends (and deemed dividends) paid by us hereafter are designated as “eligible dividends” for the purposes of such rules.

Disclosure controls and procedures

Our Chief Executive Officer and Chief Financial Officer, with the assistance and participation of other Company management, have evaluated the effectiveness of the design and operation of the Company’s disclosure controls and procedures (as defined in Canada by National Instrument 52-109 – Certification of Disclosure in Issuers’ Annual and Interim Filings and in the United States by Rules 13a-15(e) and 15d-15(e) of the United States Securities and Exchange Act of 1934, as amended (the “Exchange Act”)) as of December 31, 2016 (the “Evaluation Date”). Based on that evaluation, the Chief Executive Officer and the Chief Financial Officer have concluded that, as of the Evaluation Date, the Company’s disclosure controls and procedures were effective to give reasonable assurance that information required to be disclosed by the Company in reports that it files or submits under Canadian securities legislation and the Exchange Act is: (i) recorded, processed, summarized and reported within the time periods specified therein; and (ii) accumulated and communicated to management, including the Chief Executive Officer and the Chief Financial Officer, as appropriate, to allow timely decisions regarding required disclosure.

Management’s report on internal control over financial reporting

Management is responsible for establishing and maintaining adequate internal control over financial reporting for the Company. Internal control over financial reporting is a process designed to provide reasonable assurance regarding the reliability of financial reporting and the preparation of financial statements for external purposes in accordance with GAAP.

Due to its inherent limitations, internal control over financial reporting may not prevent or detect misstatements. Also, projections of any evaluation of effectiveness to future periods are subject to the risk that controls may become inadequate because of changes in conditions, or that the degree of compliance with the policies or procedures may deteriorate.

We have excluded ten individually insignificant entities acquired by the Company during the last fiscal period from our assessment of internal control over financial reporting as at December 31, 2016. The total assets and total revenues of the ten majority-owned entities represent 2.2% and 3.8%, respectively, of the related consolidated financial statement amounts as at and for the year ended December 31, 2016.

Management has assessed the effectiveness of the Company’s internal control over financial reporting as at December 31, 2016, based on the criteria set forth in Internal Control – Integrated Framework (2013) issued by the Committee of Sponsoring Organizations of the Treadway Commission. Based on this assessment, management has concluded that, as at December 31, 2016, the Company’s internal control over financial reporting was effective.

The effectiveness of the Company's internal control over financial reporting as at December 31, 2016, has been audited by PricewaterhouseCoopers LLP, an independent registered public accounting firm, as stated in their report dated February 23, 2017 which accompanies the Company’s audited consolidated financial statements for the year ended December 31, 2016.

Changes in internal control over financial reporting

During the year ended December 31, 2016, there were no changes in our internal control over financial reporting that have materially affected, or are reasonably likely to materially affect, the Company’s internal control over financial reporting.

Legal proceedings

Colliers is involved in various legal claims associated with the normal course of operations and believes it has made adequate provision for such legal claims.

The Company disclosed on May 27, 2015 that management became aware that an independent contractor, working as a broker in its US operations, may have been involved in an improper payment to a third party (in the amount of $0.5 million) in connection with an unconsummated real estate sale transaction in a foreign jurisdiction. The Company’s Board, through its Audit and Risk Committee, retained independent counsel to assist it in reviewing the matter. The Company informed, and is cooperating with, relevant authorities in the US and Canada.

The Audit and Risk Committee’s review was completed on October 26, 2015. Based on that review, it appears that the broker orchestrated a payment, funded by a third party, that the broker believed was intended for an individual associated with a sovereign wealth fund in order to influence a transaction that did not materialize. It also appears that the broker falsified documents, fabricated aspects of the purported transaction and deliberately misled management. The purported transaction was the primary matter on which the broker worked during his brief tenure with the Company. The broker’s conduct directly violated the Company’s established policies, procedures and code of conduct, and he and two associates with whom he worked were immediately terminated. The revenue and related expenses in respect of this transaction recorded in the fourth quarter of 2014 were reversed during the second quarter of 2015, the impact of which was not material. In January 2017, certain of the individuals implicated in this matter (none of whom continue to be, or were ever, affiliated with Colliers, as applicable) were indicted by the United States attorney in connection with this matter, and Colliers continues to cooperate with all regulatory authorities in this regard.

Spin-off risk

Although the Spin-off is complete, the transaction exposes Colliers to certain ongoing risks. The Spin-off was structured to comply with all the requirements of the public company “butterfly rules” in the Income Tax Act (Canada). However, there are certain requirements of these rules that depend on events occurring after the Spin-off is completed or that may not be within the control of Colliers and/or FirstService. If these requirements are not met, Colliers could be exposed to significant tax liabilities which could have a material effect on the financial position of Colliers. In addition, Colliers has agreed to indemnify FirstService for certain liabilities and obligations related to its business at the time of the Spin-off. These indemnification obligations could be significant. These risks are more fully described in the Management Information Circular of Old FSV dated March 16, 2015, which is available under Colliers’ SEDAR profile at www.sedar.com and on EDGAR at www.sec.gov.

Forward-looking statements and risks

This MD&A contains forward-looking statements with respect to expected financial performance, strategy and business conditions. The words “believe,” “anticipate,” “estimate,” “plan,” “expect,” “intend,” “may,” “project,” “will,” “would,” and similar expressions are intended to identify forward-looking statements, although not all forward-looking statements contain these identifying words. These statements reflect management's current beliefs with respect to future events and are based on information currently available to management. Forward-looking statements involve significant known and unknown risk and uncertainties. Many factors could cause our actual results, performance or achievements to be materially different from any future results, performance or achievements that may be expressed or implied by such forward-looking statements. Factors which may cause such differences include, but are not limited to those set out below, those set out above under “Spin-off risk” and those set out in detail in the “Risk Factors” section of the Company’s Annual Information Form:

•	Economic conditions, especially as they relate to commercial and consumer credit conditions and business spending, particularly in regions where our operations may be concentrated.
•	Commercial real estate property values, vacancy rates and general conditions of financial liquidity for real estate transactions.
•	Trends in pricing and risk assumption for commercial real estate services.
•	The effect of significant movements in average cap rates across different property types.
•	A reduction by companies in their reliance on outsourcing for their commercial real estate needs, which would affect our revenues and operating performance.
•	Competition in the markets served by the Company.
•	The ability to attract new clients and to retain major clients and renew related contracts.
•	The ability to retain and incentivize producers.
•	Increases in wage and benefit costs.
•	The effects of changes in interest rates on our cost of borrowing.
•	Unexpected increases in operating costs, such as insurance, workers’ compensation and health care.
•	Changes in the frequency or severity of insurance incidents relative to our historical experience.
•	The effects of changes in foreign exchange rates in relation to the US dollar on the Company’s Canadian dollar, Australian dollar, UK pound and Euro denominated revenues and expenses.
•	Our ability to identify and make acquisitions at reasonable prices and successfully integrate acquired operations.
•	The ability to execute on, and adapt to, information technology strategies and trends.
•	The ability to comply with laws and regulations related to our global operations, including real estate licensure, labour and employment laws and regulations, as well as the anti-corruption laws and trade sanctions.
•	Political conditions, including political instability, elections, referenda, trade policy changes, immigration policy changes and any outbreak or escalation of hostilities or terrorism and the impact thereof on our business.
•	Changes in government laws and policies at the federal, state/provincial or local level that may adversely impact our businesses.

We caution that the foregoing list is not exhaustive of all possible factors, as other factors could adversely affect our results, performance or achievements. The reader is cautioned against undue reliance on these forward-looking statements. Although we believe that the assumptions underlying our forward-looking statements are reasonable, any of the assumptions could prove inaccurate and, therefore, there can be no assurance that the results contemplated in such forward-looking statements will be realized. The inclusion of such forward-looking statements should not be regarded as a representation by the Company or any other person that the future events, plans or expectations contemplated by the Company will be achieved. We note that past performance in operations and share price are not necessarily predictive of future performance. We disclaim any intention and assume no obligation to update or revise any forward-looking statement even if new information becomes available, as a result of future events or for any other reason.

Additional information

Additional information about Colliers, including our Annual Information Form for the year ended December 31, 2016, is available on SEDAR at www.sedar.com and on EDGAR at www.sec.gov. Further information about us can also be obtained at www.colliers.com.